Mail Stop 3561

September 22, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. David Hauser
Principal Financial Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

      Re: **Duke Energy Corporation**
              Form 10-K for the year ended December 31, 2005
              Filed March 6, 2006
              File No. 1-4928

Dear Mr. Hauser:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expend our review to other portions of your documents. Please provide a written response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Duke Energy Corporation Form 10-K for the year ended December 31, 2005

Consolidated Operating Expenses, page 40

1. Please discuss the error that led to the $64 million increase in operating expenses. We note your reference that this error was immaterial. Please provide your SAB 99 analysis for all periods impacted by the error.

Segment Results, page 43

2. We note your use of EBIT as a performance measure used to discuss your results of operations and the reconciliation you have made to earnings from continuing operations before income taxes. Please revise your disclosures prospectively to reconcile EBIT to net income as discussed in question 15 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Furthermore, it does not appear that you have discussed the material limitations associated with the use of EBIT. Please refer to question 8 which can be found at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Critical Accounting Policies, page 58

Risk Management Accounting, page 59

3. We understand that the accrual method you refer to does not necessarily reflect the fair value of various contracts on your financial statements, for example normal purchase normal sales contracts. In this regard, it would be helpful for a reader if you provided a sensitivity analysis which quantified the impact of commodity prices on your electric and gas contracts. Perhaps this could be accomplished with a table which would quantify the impact of such changes on your risk management activities. Please show us what your future disclosure will look like.

Liquidity and Capital Resources, page 64

4. Your liquidity discussion does not fully address the cash flow effects regarding the discontinued operations of DENA which appear to be significant to your liquidity position. Please revise prospectively to disclose at a minimum:

   - Cash flows from DENA are not reported separately in the cash flow statement,
   - Quantify the cash flows from discontinued operations,
   - Describe how the absence of cash flows (or negative cash flows) from discontinued operations are expected to affect future liquidity and capital resources. (e.g. effect on financing levels, terms, covenants, etc.)

Credit Risk, page 74

5. Please explain in detail why you believe a loss under the Hidalgo lease payment guarantee obligation is not probable. In this regard, we note similar disclosure in your June 30, 2006 10Q. Please discuss the status of the issue to date and revise future disclosure to provide your substantive reasons supporting your position.

Note 22. Employee Benefit Plans, page 154

6. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Branch Chief